SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of February, 2007

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda Urbanización Costa del Este Complejo Business Park, Torre Norte Parque Lefevre Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - Copa Holdings to Announce Fourth Quarter and Full Year 2006 Financial Results on March 7

Copa Holdings to Announce Fourth Quarter and Full Year 2006
Financial Results on March 7

          PANAMA CITY, Feb. 28 /PRNewswire-FirstCall/ -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release - Fourth Quarter and Full Year 2006
Date: March 7, 2007
Time: Before U.S. markets open
This release will be available on our website:
http://www.copaair.com/investor/default.aspx

Earnings Conference Call and Webcast
Date: March 7, 2007
Time: 11:00 a.m. U.S. EST
Conference telephone number: 800-810-0924 (U.S. Domestic Callers)
913-981-4900 (International Callers)

Webcast:	http://www.copaair.com/investor/default.aspx
Click on the Events & Presentations section

Speakers:	Pedro Heilbron, Chief Executive Officer
Victor Vial, Chief Financial Officer

Contact:	Joseph Putaturo, Director-Investor Relations, (507) 304-2677

          Webcast listeners should access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download and install any necessary software.  If you are unable to listen or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

          Copa Holdings (NYSE: CPA), through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers 110 daily scheduled flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota, Cali and Medellin.
CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 02/28/2007
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO